1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 28, 2011

via edgar submission

Sonia Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Fund, LP Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed on April 5, 2011 (File No. 333-164024)

Dear Ms. Barros:

Thank you for your prompt review of Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by United States Commodity Index Fund (“USCI”) on April 5, 2011.  We are in receipt of your oral comment asking for additional disclosure in the Summary section relating to the effects of contango and backwardation on the ability of USCI to meet its investment objective. In response to your comment, we will include the following language on page 3 in the Summary Section of the Registration Statement in the final prospectus filed under Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”), that will constitute the prospectus of USCI distributed in accordance with the requirements of the Securities Act:

As an example, for the year ended December 31, 2010, the actual total return of USCI as measured by changes in its NAV was 28.74%. This is based on an initial NAV of $50.00 on August 9, 2010 and an ending NAV as of December 31, 2010 of $64.37. During this time period, USCI made no distributions to its Unitholders. However, if USCI’s daily changes in its NAV had instead exactly tracked the changes in the daily return of the Commodity Index, USCI would have had an estimated NAV of $64.49 as of December 31, 2010, for a total return over the relevant time period of 28.98%. The difference between the actual NAV total return of USCI of 28.74% and the expected total return based on the Commodity Index of 28.98% was an error over the time period of -0.24%, which is to say that USCI’s actual total return underperformed the Commodity Index result by that percentage.

SUTHERLAND ASBILL AND BRENNAN LLP

Sonia Barros
April 28, 2011

USCI’s investment objective is for the daily changes in percentage terms of its Units’ NAV to reflect the daily changes in percentage terms of the Commodity Index, not to have the market price of its Units match, dollar for dollar, changes in the price of the Commodity Index or the commodities underlying the Benchmark Component Futures Contracts that make up the Commodity Index. Contango and backwardation may impact the total return on investment in Units of USCI relative to a hypothetical direct investment in the commodities underlying the Benchmark Component Futures Contracts that make up the Commodity Index and, in the future, it is likely that the relationship between the market prices of USCI’s Units and changes in the spot prices of the commodities underlying the Benchmark Component Futures Contracts that make up the Commodity Index could be impacted by contango and backwardation. It is important to note that this comparison ignores the potential costs associated with physically owning and storing commodities, which could be substantial. For a more in-depth discussion of the impact of contango and backwardation, see “Risk Factors — Risks Associated With Investing Directly or Indirectly in Indices and Commodity Interests — The price relationship between the Commodity Index at any point in time and the Futures Contracts that will become the Benchmark Component Futures Contracts on the next rebalancing date will vary and may impact both USCI’s total return and the degree to which its total return tracks that of commodity price indices” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio Holdings” in USCI’s Annual Report on Form 10-K filed on March 30, 2011, which is incorporated herein by reference.

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If you should have any questions on the foregoing, please do not hesitate to contact Owen Pinkerton at (202) 383-0254 or me at (202) 383-0180.

Sincerely, /s/ James M. Cain James M. Cain

Enclosure

cc:	Nicholas D. Gerber
Heather Harker, Esq.